

Mail Stop 4631

October 21, 2015

Via E-mail
Mr. Richard A. Maue
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

> **Re: Crane Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-01657**

Dear Mr. Maue:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Please expand your discussion and analysis of your consolidated results of operations to include other comprehensive (loss) income as it relates to comprehensive income. In this regard, we note that other comprehensive loss resulted in the recognition of comprehensive loss of $56.9 million as compared to net income of $193.6 million for fiscal year 2014. For currency translation adjustment, please provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments that led to the adjustment recognized. For changes in pension and postretirement plan assets and benefit obligation, please include a discussion and analysis of how the changes in the material assumptions (e.g., discount rate, expected long-term rate of return on plan assets, expected rate of compensation increase, mortality, et cetera) impacted your pension obligations and led to the adjustment recognized.

Note 7 – Pension and Postretirement Benefits, page 58

2. We note that you recognized a net periodic benefit gain of $11.5 million for fiscal year 2014 as compared to a net periodic benefit cost of $4.6 million for fiscal year 2013. Please tell us the facts and circumstances that resulted in recognizing a gain. As part of your response, please help us understand why the amortization of net loss from other comprehensive income declined to $5.1 million for fiscal year 2014 as compared to $13.9 million for fiscal year 2013 and also why the amortization for fiscal year 2015 is expected to be more in line with fiscal year 2013.

Note 11 – Commitments and Contingencies, page 67

3. We note your statement "…the Company does not believe that the disposition of any such other pending matters is likely to have a material impact on [your] financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a significant impact on [your] results of operations and cash flows for that period." Please revise your disclosure to use the terms "probable" and/or "reasonably possible" in accordance with the guidance in ASC 450-20-25. Further, please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities as it relates to your environmental matters and other proceedings. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

Note 14 – Segment Information, page 81

4. Please provide the disclosures required by ASC 280-10-50-40 for your product lines within your reportable segments. In this regard, we note that the process valves portion of your Fluid Handling reportable segment has negatively impacted the segment's operating results during the second half of fiscal year 2014 and continuing into fiscal year 2015. We further note the discussion and analysis of segment net sales in MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction